UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ICOSAVAX, INC.

(Name of Subject Company)

ICOSAVAX, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M109

(CUSIP Number of Class of Securities)

Adam K. Simpson

President and Chief Executive Officer

Icosavax, Inc.

1930 Boren Ave., Suite 1000

Seattle, Washington 98101

(206) 737-0085

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel E. Rees

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Icosavax, Inc., a Delaware corporation (“Icosavax” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2023, relating to the tender offer (the “Offer”) by Isochrone Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), a wholly owned subsidiary of AstraZeneca plc, to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), at a purchase price equal to (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest, plus (ii) one non-transferable contingent value right per Share representing the right to receive a contingent payment of up to $5.00, in cash, subject to any applicable withholding taxes and without interest, on the achievement of the specified milestones on or prior to the applicable outside date, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on December 27, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 4.  The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The eighth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation–Certain Unaudited Prospective Financial Information” on page 32 of the Schedule 14D-9 is amended and supplemented as follows:

Various judgments and assumptions were made when preparing the Financial Projections, including, among others: (1) revenue estimates based on various assumptions, including with respect to addressable patient population and age groups of 60 – 75+ for IVX-A12, United States and ex-United States commercial launch years ranging from 2028 for IVX-A12 in the United States through 2036 for certain other assets and markets, assuming a peak market penetration for IVX-A12 of approximately 34%, time to peak sales, peak sales, inflationary factors, pricing, exclusivity, and potential outcomes with respect thereto for the commercialization of IVX-A12 post Phase 2 Data Results and other pre-clinical assets, (2) ~~the~~ a probability of success in successfully completing Phase 2 and Phase 3 clinical development and obtaining regulatory approval of IVX-A12 and other pre-clinical assets, each based on multiple literature sources for the respective stages of development and as assessed by the Company in good faith, (3) assumptions with respect to cost of ~~goods sold~~ sales, including cost of goods sold and royalty expenses, overall assumed to be 10% for IVX-A12 and other assets and estimated sales, marketing and distribution expenses, (4) ~~estimated royalty expenses payable by the Company based on the terms of the Company’s existing relationships, (5)~~ variable research and development expenses estimated based on the phase of each product candidate’s development and launch, (~~6~~ 5) estimated benefits of the Company’s federal net operating losses of approximately $76 million as of December 31, 2022 and estimated future losses, (~~7~~ 6) the impact of future equity raises expected to be conducted, and (~~8~~ 7) other corporate and general and administrative expenses generally.

The first paragraph under the heading entitled “Item 4. The Solicitation or Recommendation–Opinion of the Company’s Financial Advisor–Summary of Centerview Financial Analysis” on page 35 of the Schedule 14D-9 is amended and supplemented as follows:

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated December 11, 2023. The summary set forth below ~~does not purport to be a complete description of the financial analyses~~ describes the material analyses performed or factors considered by, and underlying the opinion of, Centerview.~~, nor does the~~ The order of the financial analyses described does not represent the relative importance or weight given to those financial analyses by Centerview.

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the bottom of the table set forth in Item 6 on pages 39-40 of the Schedule 14D-9:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction

Adam Simpson	January 2, 2024	15,000	$1.04	Exercise of Company Option pursuant to an existing Rule 10b5- 1 trading plan

Adam Simpson	January 2, 2024	15,000	$15.6725(6)	Sale pursuant to an existing Rule 10b5-1 trading plan

Niranjan Kanesa-thasan	January 4, 2024	13,806	$0.84	Exercise of Company Option

Niranjan Kanesa-thasan	January 4, 2024	74,648	$1.04	Exercise of Company Option

Niranjan Kanesa-thasan	January 4, 2024	11,947	$5.90	Exercise of Company Option

Niranjan Kanesa-thasan	January 4, 2024	5,972	$15.00	Exercise of Company Option

Niranjan Kanesa-thasan	January 4, 2024	106,373	$15.7038(7)	Sale

(6)	Represents the weighted average sales price per share. The shares were sold at prices ranging from $15.60 to $15.76 per share.

(7)	Represents the weighted average sales price per share. The shares were sold at prices ranging from $15.70 to $15.78 per share.

Item 8. Additional Information.

The first bullet point under the sixth paragraph under the heading entitled “Item 8. Additional Information–Appraisal Rights” on page 43 of the Schedule 14D-9 is amended and supplemented as follows:

•

within the later of the consummation of the Offer (that is, the Acceptance Time) and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal (and, in the case of a beneficial owner of Shares demanding appraisal in such person’s own name, the written demand must also reasonably identify the holder of record of the Shares for which demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and it must provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262, which address shall also be the one set forth on the verified list required by Section 262(f) of the DGCL);

The ninth paragraph under the heading entitled “Item 8. Additional Information–Appraisal Rights–Determination of Fair Value” on page 47 of the Schedule 14D-9 is amended and supplemented as follows:

The foregoing summary of the rights of holders of Shares (including beneficial owners) ~~to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by such persons desiring to exercise any appraisal rights available thereunder and~~ describes with specificity the actions that must be taken by holders of Shares (including beneficial owners) to perfect their appraisal rights but is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is attached hereto as Annex II. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. ~~A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.~~

The sentence under the heading entitled “Item 8. Additional Information – Legal Proceedings” on page 48 of the Schedule 14D-9 is deleted and replaced with the following paragraphs:

Between January 2 and January 9, 2024, two complaints were filed in the United States District Court for the Southern District of New York against the Company and its directors, by putative stockholders of the Company: Brent Peterson v. Icosavax, Inc., Case No. 1:24-cv-00017 and Steve Weiss v. Icosavax, Inc., Case No. 1:24-cv-00160. The complaints name as defendants the Company and each member of the Company Board. The complaints allege that the Company’s Schedule 14D-9 filed December 27, 2023, was materially misleading and omits material facts and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d) of the Exchange Act and (c) each member of the Company Board violated Section 20(a) of the Exchange Act. The complaints seek, among other things, to enjoin transactions contemplated by the Merger Agreement, rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement are consummated, direct the filing of a new or amended Schedule 14D-9, and/or obtain an award of damages and attorneys’ fees and/or costs. The Company believes the claims asserted in the complaints are without merit.

On January 8, 2024, a complaint was filed in the Superior Court of the state of Washington in and for King County, by a putative stockholder of the company, Margie Elstein v. Icosavax, Inc., Case No. 24-2-00535-8. The complaint names as defendants the Company, each member of the Company Board, AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. The complaint alleges that the Company’s Schedule 14D-9 filed December 27, 2023, was materially misleading and omits material facts, and Parent and Merger Sub’s Tender Offer was materially misleading and omits material facts, and that, as a result, (a) AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. violated Section 010 of The Securities Act of Washington, (b) all defendants violated Washington state negligent misrepresentation and concealment law and (c) all defendants violated Washington state negligence law. The complaint seeks, among other things, to enjoin transactions contemplated by the Merger Agreement, rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement are consummated, direct the filing of a new or amended Schedule 14D-9, and/or obtain an award of damages, and attorneys’ fees and/or costs. AstraZeneca, Parent, Merger Sub and the Company believe the claims asserted in the complaint are without merit.

In addition, as of this filing, the Company had received nine demand letters from purported stockholders of the Company, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Additional complaints may be filed against the Company, the Company Board, Parent and/or AstraZeneca in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Parent and AstraZeneca will not necessarily announce such additional complaints.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Icosavax, Inc.

By:	/s/ Thomas Russo
Name: Thomas Russo
Title: Chief Financial Officer

Dated: January 10, 2024